October 25, 2004

Via Facsimile (609) 951-0824 and U.S. Mail

Nanette W. Mantell, Esq.
Reed Smith LLP
136 Main Street
Princeton, NJ 08540

Re:	Ansell Limited
Schedule 13E4F filed October 14, 2004
      File No. 5-59401

Dear Ms. Mantell:

      We have reviewed the above-referenced filing and have the following comments.
General
1. As discussed in our earlier phone conversation, your printer incorrectly advised you to file on Schedule13E4F. Please confirm that you will ensure that future filings relating to this transaction are properly unidentified using Schedule TO.
2. It appears that the "formula" you selected simply measures the change in value of the S&P/ASX 200 on October 6, 2004 relative to November 9, 2004 and applies that percentage change to the base value
$AU 9.00. This formula does not correspond with prior no action relief we have granted because the formula has been based on factors other than the average trading price of the subject stock. Please advise us of the basis upon which the issuer concluded that this offer complies with Rule 14e-1(b).
Item 10
3. Advise us why documents have been incorporated by reference in
Section 8 of the Offer to Purchase when the Schedule TO indicates that Item 1010(a) and (b) of Regulation M-A are inapplicable.
4. Advise us of the authority upon which Ansell relies to forward incorporate by reference additional documents that may be filed with the SEC between the date of commencement and expiration date. Alternatively, confirm that Ansell will amend the Schedule TO to expressly include any documents between the offer date and the date of offer expiration.

Summary Term Sheet

Will you purchase all of the tendered Ordinary Shares and ADSs?

5. We note your disclosure addressing the fact that you will prorate
ADSs and Ordinary Shares. Since each ADS represents four Ordinary shares, provide us with a legal analysis supporting such adjustments giving consideration to both the all holders rule and proration rule.
Refer to Rules 13e-4(f)(3) and 13e-4(f)(8). Provide a similar analysis supporting your purchase of less than marketable parcels of
Ordinary Shares but not of ADSs. Please note that this does not appear consonant with Rule 13e-4(f)(3). Please advise or revise your offering materials in accordance with Rule 13e-4(f)(3).
 How much are you offering top pay for the Ordinary Shares and ADSs?
6. Since the consideration paid to holders of ADSs will be based on an AU$ formula but will be paid in U.S. dollars, expand your disclosure to explain how holders of ADSs are supposed to determine the value of the offer. In that regard, explain how the exchange rate will be determined.
Can the offer be amended, extended or terminated and under what circumstances?

7. The retention of the unilateral right to terminate the offer would appear to render the offer illusory and should be deleted. Please revise to disclose the specific circumstances under which the offer may be terminated.
Do any of Ansell`s Directors, officers or affiliates or affiliates intend to tender any Ordinary Shares or ADSs in the offer?

8. We note that Michael McConnell intends to sell shares in this offer and that he purchased 1,577 shares at $8.69 on September 17. Please provide disclosure clarifying that by setting the minimum offering price at $8.70, the Company assured Mr. McConnell would receive a profit upon resale.
Forward-Looking Statements, page 8

9. Delete the phrase "within the meaning of the Securities
Exchange
Act of 1934" or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with
the tender offer.   We remind you that statements made in
connection
with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995.
See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations.
10. Delete the statement that you "do not undertake, and specifically disclaim, any obligation" to update information. In that alternative, explain how this position is consonant with your disclosure obligations and otherwise consistent with the disclosed treatment of material changes on page 21 of the offer. See Rule 13-
4(e)(3).
The Offer, page 19
11. We note that the Board may make "a further adjustment" to the purchase price. Please confirm to us that you will hold the offer open for 10 full business days if you make an alteration to the consideration beyond that set forth in the formula.
Determination of Validity, page 26

12. We note your statement that you "reserve the absolute right, in
[y]our sole discretion, to waive any defect or irregularity in any tender of ADSs of any particular holder, whether or not similar defects or irregularities are wiaved in the case of other holders."
In the event you waive a defect, you must waive it for all note holders. Please revise accordingly.
Chess Holdings, page 28
13. We note that ADSs that have been withdrawn may not be re-tendered after November 10. This treatment does not appear to be consonant with Rule13e-4(i). Either revise your disclosure to eliminate the inconsistent treatment, or supplementally explain why ADSs withdrawn may not be re-tendered after November 10, 2004.
Australian Tax implications, page 32

14. Delete the second sentence of the first paragraph and the first sentence of the second paragraph. You should describe all material tax provisions and may not limit a reader`s ability to rely on the information.
Conditions of the Offer, page 38

15. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the language appearing in the first bullet point on page 39 to exclude actions or omissions to act by the company as a reason for the assertion of a condition and to explain the "circumstances" that may arise with specificity. In addition, delete the statement "may be asserted by us regardless of the circumstances that cause these conditions to come about."
16. We note the condition in your second bullet point and the first sentence of Section 11. Please disclose whether there are any required approvals, licenses, permits or consents that are required that you have not yet received.
17. The third paragraph on page 39 contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer.
Please
note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.
 Exhibit (a)(1)(ii)
18. Refer to the subpart 3 paragraphs (d) and (e). We note your requirement that each security holder attest that he has "read" and
"understood" the terms and conditions of the offer. It is inappropriate to require such an attestation from security holders.
Please revise your letter of transmittal to remove this attestation.
Make corresponding changes to Exhibit(a)(1)(iii).
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions
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October 25, 2004
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE